UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Exhibit 99.1 – Press release

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: August 26, 2010

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Second Quarter 2010 Results

Total revenues grew 107.4% year-over-year

Gross profit grew 119.7% year-over-year

Company reiterates yearly guidance with tightened revenue range

BEIJING, July 27, 2010 — Charm Communications Inc. (Nasdaq: CHRM) (“Charm” or “the Company”), a leading advertising agency in China, today announced its financial results for the second quarter ended June 30, 2010. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media.

Highlights for the Second Quarter 2010

•	The Company uses turnover (non-GAAP), (defined as total customer advertising spending placed through or with Charm) to reflect the scale of its business.

(Unit: USD’000)	Q2 2010	Q2 2009	Q1 2010
Turnover (non-GAAP):
Media investment management	38,971	17,858	35,786
Advertising agency	111,978	58,971	105,884
Branding and identity services	N/A	N/A	N/A

Total turnover	150,949	76,829	141,670

Extraction rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	4.8%	5.4%	5.0%
Branding and identity services	N/A	N/A	N/A

US GAAP Revenue:
Media investment management	38,971	17,858	35,786
Advertising agency	5,387	3,155	5,304
Branding and identity services	942	828	874

Total revenue	45,300	21,841	41,964

•

Turnover (non-GAAP) in the second quarter of 2010 grew 96.5% year-over-year and 6.5% quarter-over-quarter to approximately $150.9 million. GAAP revenues in the second quarter of 2010 grew 107.4% year-over-year and 7.9% quarter-over-quarter to approximately $45.3 million.

•

Turnover (non-GAAP) for Charm’s advertising agency business, or agency business, grew 89.9% year-over-year and 5.8% quarter-over-quarter to $112.0 million. GAAP revenues for the agency business were $5.4 million, and the revenue extraction rate, which is defined as revenue divided by turnover, was 4.8%. The revenue extraction rate decreased due to unrecognised media rebates related to World Cup advertising placements. Once CCTV has finalized the rebates and paid the advertising agencies, including Charm, the revenue extraction rate will return to above 5%.

•	Turnover for Charm’s media investment management business, or principal media business, which is equivalent to GAAP revenue, grew 118.2% year-over-year and 8.9% quarter-over-quarter to $39.0 million.

•	Gross profit for the second quarter of 2010 grew 119.7% year-over-year and 22.1% quarter-over-quarter to $15.2 million.

•	Net income for the second quarter of 2010 grew 148.1% year-over-year and 22.7% quarter-over-quarter to $8.4 million.

•	Non-GAAP second quarter net income, which excludes share-based compensation expenses, grew 133.2% year-over-year and 22.6% quarter-over-quarter to $9.1 million.

•	Cash flow from operations was positive for the second quarter of 2010. The Company had cash and cash equivalents of $120.7 million as of June 30, 2010.

•

In the second quarter of 2010, Charm added 11 new advertising client accounts to its agency business, including 2 for Vizeum, Charm’s joint venture with Aegis, bringing the total agency accounts for 2010 to 121. In the second quarter of 2010 Charm’s principal media business had 264 advertisers as compared with 161 advertisers in the second quarter of 2009. In the first half of 2010 Charm’s principal media business had 353 advertisers as compared with 247 advertisers in the first half of 2009.

•	Charm had 401 employees as of June 30, 2010 compared to 347 as of March 31, 2010.

“In the second quarter we saw continued strong organic growth throughout our business as we strengthened our market leading position,” said Mr. He Dang, founder, chairman and CEO of Charm Communications. “According to recent CTR statistics, the advertising market in China grew 22% during the first quarter of 2010, and we saw this momentum carrying into the second quarter as the advertising market in China remained robust.”

Mr. Dang continued, “During the quarter we continued to enhance our management by establishing our Service Solution Committee. This structure brings together executives from across our businesses, helping us to leverage our entire platform to develop innovative, fully integrated advertising campaigns. We have made several key hires to enhance our team, which is one of the strategic objectives of our recent IPO, and help bring best-in-class service to our clients.”

Mr. Wei Zhou, Charm’s CFO added, “I am pleased to report strong top line and even stronger bottom line growth for the quarter, driven by China’s advertising market expansion as well as high demand for our integrated agency services and premium media resources. In addition to growing recurring revenue streams from ongoing client relationships, we benefited from increased advertising spending during the World Cup.”

Second Quarter 2010 Results

Turnover (non-GAAP) in the second quarter of 2010 grew 96.5% year-over-year and 6.5% quarter-over-quarter to approximately $150.9 million. The increase in turnover was mainly due to the increase in the number of advertising clients and the increase in advertising spending from existing clients as well as increased revenue from advertising around the World Cup and the Shanghai Expo.

Turnover (non-GAAP) in the agency business grew 89.9% year-over-year and 5.8% quarter-over-quarter to $112.0 million. The increase in agency business turnover (non-GAAP) was mainly due to the increase in number of new agency clients and the increase in advertising spending from existing agency clients. In the second quarter of 2010, Charm provided advertising agency services to a total of over 119 advertising client accounts, 47 of which were acquired in 2010. The revenue extraction rate for the agency business was 4.8% compared to 5.4% and 5.0% for the second quarter of 2009 and first quarter of 2010, respectively. The lower revenue extraction rate was mainly due to the fact that we have yet to receive the media rebates related to World Cup advertising spending as the exact amount has yet to be announced by CCTV. Once announced this revenue will be booked accordingly. Excluding the World Cup advertising spending, the revenue extraction rate for the agency business would be 5.3%. Charm expects the revenue extraction rate to increase as the Company expands its full service offerings across all media platforms under Charm Advertising and as it ramps up digital media offerings under Charm Interactive.

Turnover, which is equivalent to GAAP revenue, for Charm’s media investment management business or principal media business, which operates under the Shangxing Media brand, grew 118.2% year-over-year and 8.9% quarter-over-quarter to $39.0 million. Compared with the second quarter of 2009, the increase was mainly due to the increase in satellite TV revenues as a result of price increases and the addition of four new exclusive CCTV programs, which Charm began operating during the first quarter of 2010. Compared with the first quarter of 2010 the increase was mainly due to the seasonal fluctuation of satellite TV revenues and ramp up of CCTV programs.

Total US GAAP revenues were $45.3 million for the second quarter of 2010, representing an increase of 107.4% compared to $21.8 million for the second quarter of 2009 and an increase of 7.9% compared to $42.0 million for the first quarter of 2010.

Revenues from Charm’s advertising agency business were $5.4 million for the second quarter of 2010, representing an increase of 70.7% compared to $3.2 million in the second quarter of 2009 and an increase of 1.6% compared to $5.3 million in the first quarter of 2010. The increase in agency business revenue is consistent with the increase in turnover.

Principal media business revenues were $39.0 million for the second quarter of 2010, representing an increase of 118.2% compared to $17.9 million for the second quarter of 2009 and an increase of 8.9% compared to $35.8 million in the first quarter of 2010. For the second quarter of 2010 Charm had 264 advertisers for its principal media business compared with 161 advertisers for the second quarter of 2009.

Branding and identity services revenues were $0.9 million in the second quarter of 2010, representing an increase of 13.8% compared to $0.8 million for the second quarter of 2009 and remained stable compared to $0.9 million for the first quarter of 2010.

Cost of revenues for the second quarter of 2010 was $30.1 million compared to $14.9 million and $29.5 million for the second quarter of 2009 and the first quarter of 2010 respectively. Charm attributes this increase compared with second quarter of 2009 mainly to the addition of four new exclusive CCTV programs, which it began operating in 2010, and an increase in higher satellite TV media costs. Compared with first quarter of 2010 the increase is mainly due to an increase in business tax as a result of higher revenues.

Gross profit for the second quarter of 2010 was $15.2 million, representing an increase of 119.7% from $6.9 million for the second quarter of 2009 and an increase of 22.1% from $12.4 million for the first quarter of 2010.

Selling and marketing expenses were $4.8 million for the second quarter of 2010, representing an increase of 83.7% from $2.6 million for the second quarter of 2009 and an increase of 13.6% from $4.2 million for the first quarter of 2010. Charm attributes the increase in selling and marketing expenses to an increase in headcount to build up its internet agency business in Charm Interactive and to investments in human capital to ramp up the Vizeum joint venture with Aegis Media. Selling and marketing expenses represented 10.6% of the Company’s total revenues for the second quarter of 2010 compared to 12.0% for the second quarter of 2009 and 10.1% for the first quarter of 2010. Charm attributes the decrease in selling and marketing expenses as a percentage of total revenues compared to second quarter of 2009 primarily to increased efficiencies of scale.

General and administrative expenses were $1.6 million for the second quarter of 2010, compared to $0.9 million for the second quarter of 2009, and $1.0 million for the first quarter of 2010. Charm attributes the increase of general and administrative expenses compared to the first quarter of 2010 primarily to higher share-based compensation charges related to IPO options and investment in management and finance personnel at the Vizeum joint venture in the second quarter of 2010.

As a result of the foregoing, operating profit was $8.8 million for the second quarter of 2010, which represents a significant increase from $3.4 million for the second quarter of 2009 and an increase from $7.2 million for the first quarter of 2010.

For the second quarter of 2010, the Company had tax expenses of $0.4 million.

Net income was $8.4 million for the second quarter of 2010, representing an increase of 148.1% from $3.4 million for the second quarter of 2009 and an increase of 22.7% from $6.8 million for the first quarter of 2010. Fully diluted net income per ADS for the second quarter of 2010 was $0.22 compared to $0.02 and $0.18 for the second quarter of 2009 and the first quarter of 2010 respectively. Each ADS represents two common shares. The Company’s second quarter non-GAAP net income, which excludes share-based compensation expenses, was $9.1 million compared with $3.9 million for the second quarter of 2009 and $7.4 million for the first quarter of 2010.

Cash flow from operations for the second quarter of 2010 was positive. As of June 30, 2010, the Company had cash and cash equivalents of $120.7 million compared to $74.2 million at the end of the first quarter 2010.

As of June 30, 2010, the Company had 401 employees, compared to 347 employees as of March 31, 2010.

Recent Business Developments

Service Solution Committee Founded

During the second quarter of 2010, Charm formed the Service Solution Committee, a management group at the level of vice-president, which includes key executives from Charm’s different business segments. The group is responsible for upholding and promoting the highest standards of professional service across all of Charm’s business segments. In addition, Charm believes that bringing together key executives from different disciplines within the firm will create important synergies and allow the cross cultivation of ideas throughout the Company. The Services Solution Committee will be supported by Patrick Stahle, one of Charm’s directors and the chairman of Aegis Media’s Global Solutions Group, who will be providing advice and training to help develop and maintain industry best practices within the group.

Among those promoted to the Service Solution Committee are some of our longest serving executives as well as several recent key hires. Kun Xiao has been with the company since 2003 and VP since 2007 and will drive integrated communications solutions within the firm. Linna Li is an industry veteran with extensive specialist knowledge of media buying, particularly from CCTV. Xianhao Yu is an expert in brand management with sixteen years’ experience of bringing clients advertising solutions across a full range of media. Yihe Zhao runs the market and media research department and specializes in marketing positioning strategy – a key element of Charm’s offering. Weimin Li has a wealth of knowledge about the healthcare and pharmaceutical sectors, which include many of Charm’s largest clients. May Zhang comes to Charm with rich industry experience, having worked at Ogilvy for ten years, and she will be helping build integrated communications solutions at Charm.

Shangxing Media

Pioneer Bao Li joins Charm as CEO of Shangxing Media

On July 16, 2010, Bao Li took over from He Dang as CEO of Shangxing Media, Charm’s principal media business. Mr. Li is an industry veteran with extensive experience in China’s TV advertising sector and expertise in branded content marketing. He will be driving growth in Charm’s principal media business by providing clients with targeted premium advertising resources and by helping channels raise their profile and develop their brand value.

Mr. Li most recently served as the vice-director of advertising at Anhui Television Network (“Anhui TV”) and the head of Anhui Online TV, responsible for all of the network’s advertising sales, program promotions and event marketing. Prior to these two positions, Mr. Li was responsible for Anhui TV’s content procurement and branded content promotions. Mr. Li’s extensive experience working with national advertisers and knowledge of television media helped to elevate Anhui TV to one of China’s leading provincial television networks. According to CSM, Anhui Satellite TV, which is broadcast nationally, was the 5th ranked satellite TV channel in terms of viewership market share in 2009, and Anhui TV’s Finance and Economy channel, which is broadcast within Anhui province, was a top ten terrestrial provincial channel in terms of total viewers in the first half of 2010. Mr. Li has won numerous national awards for his work, recognizing his influence, creativity and prominence in the TV industry.

Charm Advertising

He Dang becomes acting CEO of Charm’s agency business

He Dang, Charm’s founder, chairman and CEO became acting CEO of Charm Advertising, Charm’s agency business, taking over from Lee Li who resigned on June 30th 2010 for personal reasons. Mr. Dang will be supported by the Service Solution Committee and will work closely with Charm’s other business segments.

Agency expands into Chengdu

In the second quarter Charm opened an agency service center in Chengdu, capital city of Sichuan province in southwest China, to service key accounts and raise the Company’s profile in the region. Charm looks to serve the needs of large advertisers at a local level while maintaining the strength of a nationwide service network and now has branch offices in Shanghai, Guangzhou, Tianjin and Chengdu.

Charm Interactive

Cooperation between Charm Interactive and Digital Advertising Consortium Inc.

On July 23, 2010, Charm Interactive announced that it has entered into a cooperative agreement with Digital Advertising Consortium Inc. (“D.A.Consortium”), a Tokyo based digital advertising agency engaged in the planning and placement of online advertising, to strengthen its online advertising capabilities. Under the terms of the agreement Charm Interactive will be responsible for all of D.A.Consortium’s online media buying in China and will also support D.A.Consortium’s Japanese clients with their strategy, planning, and creative production. In addition, D.A.Consortium will support Charm’s customers who are looking for access to the Japanese market and the two agencies will set up a technology sharing platform to research and develop online solutions that can capitalize on the latest trends and user habits.

Business Outlook

The Company estimates its total revenues for the third quarter of 2010 will range from $49.0 million to $50.5 million, of which revenues from the agency business, which also includes brand and identity services revenues, are expected to be between $6.5 million and $7.0 million and revenues from the Company’s principal media business are expected to be between $42.5 million and $43.5 million. Third quarter 2010 non-GAAP net income, which excludes share-based compensation expenses, is expected to be between $11.0 million and $11.5 million.

The Company believes that total revenues for full year 2010 will range from $189.0 million to $192.0 million. Non-GAAP net income for full year 2010, which excludes share-based compensation expenses, is expected to be between $39.0 million and $41.0 million.

The Company bases these estimates on a foreign exchange rate of RMB 6.7815 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover”, which is defined as total customer advertising spending placed through or with Charm; and “non-GAAP net income”, which is defined as GAAP net income excluding stock-based compensation expenses.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under US GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will host an earnings conference call at 8 a.m. U.S. Eastern Time on July 28, 2010 (8 p.m. Beijing/Hong Kong Time).

Conference Call Dial-in Information

US/ International Dial In	+1-857-350-1673
UK:	+44-207-365-8426
Hong Kong:	+ 852-3002-1672

Passcode:	48046333

A replay of the call will be available from 11am July 28, 2010 until 11am August 11, 2010 U. S. Eastern Time.

Replay Dial-in Information

International:	+1-617-801-6888

Passcode:	74935245

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Charm Communications’ corporate website at http://ir.charmgroup.cn

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency in China. Charm operates its business under three brands: Charm Advertising, Charm Interactive, and Shangxing Media. Under the Charm Advertising and Charm Interactive brands, Charm offers integrated advertising agency services from planning and managing advertising campaigns to creating and placing advertisements. Under the Shangxing Media brand, Charm has established a portfolio of television advertising media resources through its exclusive arrangements with four programs on CCTV, and two satellite television channels, Shanghai Dragon TV and Tianjin Satellite TV, which includes not only advertising time but also opportunities for placing branded content. Charm’s clients include well-recognized brand names in China across many industries, as well as emerging domestic leading brands. In January 2010, Charm formed a joint venture with international 4A advertising group Aegis Media, its strategic investor, to operate its brand “Vizeum” in China. For more information please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

      New York

Amanda Sham

Brunswick Group

Phone: +1-212-333-3810

Email: charm@brunswickgroup.com

      Beijing

Henry Fraser

Brunswick Group

Phone: +86-10-6566-2256

Email: charm@brunswickgroup.com

Charm Communications Inc.

Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Jun-10	31-Dec-09
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	120,720	54,737
Notes receivable	2,242	2,878
Prepaid expenses	33,249	31,670
Deposits	20,522	19,637
Accounts receivable	46,409	29,798
Amount due from related party	2,152	—
Other current assets	1,514	570

Total current assets	226,808	139,290

Fixed assets, net	1,881	1,441
Investments in non-marketable equity securities	1,868	1,869

Total non-current assets	3,749	3,310

TOTAL ASSETS	230,557	142,600

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities
Accounts payable	16,247	1,401
Amounts due to related parties	1,590	41
Advances from customers	32,753	30,564
Accrued expenses and other current liabilities	12,099	9,805
Dividends payable	5,673	20,086
Shareholder’s loan	9,939	—

Total current liabilities	78,301	61,897

Total liabilities	78,301	61,897

Series A convertible redeemable preferred shares		59,576

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	5
Additional paid-in capital	114,090	-1,974
Retained earnings	36,914	23,031
Accumulated other comprehensive income	760	65

Total Charm Communications Inc. shareholders’ equity	151,772	21,127

Noncontrolling interest	484	—

Total equity	152,256	21,127

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES, REDEEMABLE ORDINARY SHARES AND EQUITY	230,557	142,600

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	June 30, 2010	June 30, 2009	March 31, 2010
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	38,971	17,858	35,786
Advertising agency	5,387	3,155	5,304
Branding and identity services	942	828	874

Total revenues	45,300	21,841	41,964

Cost of revenues:
Media investment management	29,060	14,019	28,488
Advertising agency	612	397	643
Branding and identity services	432	509	389

Total cost of revenues:	30,104	14,925	29,520

Gross profit	15,196	6,916	12,444

Operating expenses:
Selling and marketing expenses	4,817	2,622	4,240
General and administrative expenses	1,597	863	1,023

Total operating expenses	6,414	3,485	5,263

Operating profit	8,782	3,431	7,181

Interest income	251	125	191
Interest expenses	-200		-178
Other income			—

Income before income tax expense	8,833	3,556	7,194
Income tax expense	442	174	355

Net income	8,391	3,382	6,839

Net income attributable to noncontrolling interest	92	—	40
Net income attributable to Charm Communications Inc.	8,299	3,382	6,799

Accretion of Series A convertible redeemable preferred shares	231	1,870	984
Net income(loss) attributable to ordinary shareholders	8,068	1,512	5,815

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	0.23	0.02	0.19
Diluted	0.22	0.02	0.18
Shares used in computation of net income(loss) per ADS:
Basic	34,647,811	25,000,000	27,907,304
Diluted	36,044,209	25,867,200	29,411,477

(1) Share-based compensation expenses during the period included in:
Cost of revenues	2	1	2
Selling and marketing expenses	340	334	395
General and administrative expenses	390	195	204

Total	732	530	601

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	June 30, 2010	June 30, 2009	March 31, 2010
Net income	8,391	3,382	6,839
Add back share-based compensation expenses during the related periods	732	530	601

Non-GAAP net income	9,123	3,912	7,440